[Translation]

                                                                January 24, 2008

To Whom It May Concern:


                Company Name:             TOYOTA MOTOR CORPORATION
                Name and Title of Representative:
                                          Katsuaki Watanabe, President
                (Code Number:             7203
                                          Securities exchanges throughout Japan)
                Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                (Telephone Number:        0565-28-2121)


        Notice Concerning the Dissolution of a Subsidiary of a Subsidiary

We hereby notify you that Central Motor Wheel Co., Ltd. ("CMW"), a subsidiary of Toyota Motor Corporation ("TMC"), has decided to dissolve CMW's subsidiary, as described below.

1.   Name and Summary of the Subsidiary of a Subsidiary to be Dissolved

     Trade Name:                    Chuo Seiki Corporate Services, Inc.
     Location:                      2271 W. 205th Street, South 104, Torrance,
                                     CA 90501, U.S.A.
     Name of Representative:        Tadahiko Yamamoto, President, CEO, CFO
     Content of Business:           Sale of automobile-related products
     Date of Incorporation:         February 23, 1995
     Capital:                       USD 100,000
     Total Assets:                  USD 495,000 (as of March 31, 2007)
     Number of Employees:           2 (as of March 31, 2007)
     Main Clients:                  Macpek, WD Wheel
     Shareholder Composition:       CMW 100%
                                    (TMC holds 51.7% of shares of CMW.)
     Business Performances (Fiscal year ended March 31, 2007):
                                    Net Sales: USD 1,758,000
                                    Operating Income: USD 292,000
                                    Net Income: USD 122,000

2.   Reason for the Dissolution

     Enhancement of management efficiency within the TMC group is contemplated through the

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     dissolution of the above-mentioned subsidiary of CMW.

3.   Schedule for the Dissolution

     Dissolution is scheduled to take place on March 31, 2008 after liquidation proceedings subsequent to the cessation of business operation.

4. Anticipated Effects on the Business Performance (Consolidated Sales and Income) of TMC

     The anticipated effects of the dissolution of the above-mentioned subsidiary of CMW on TMC's business performances are minor.